PRETIUM PACKAGING L.L.C.

PRETIUM FINANCE, INC.

15450 South Outer Forty Drive, Suite 120

Chesterfield, MO 63017

November 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig E. Slivka

Re:	Pretium Packaging, L.L.C. and Pretium Finance, Inc. Registration Statement File No. 333-176592

Dear Mr. Slivka:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Pretium Packaging, L.L.C. and Pretium Finance, Inc. (the “Registrants”) hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on August 31, 2011 (Commission File Number 333-176592) (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 1:00 p.m., New York City time, on November 10, 2011, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael R. Littenberg of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2524 of the time at which the Registration Statement was declared effective pursuant to this acceleration request.

PRETIUM PACKAGING, L.L.C.

By:	/s/ Robert A. Robison
Name:	Robert A. Robison
Title:	Vice President and Chief Financial Officer

PRETIUM FINANCE INC.

By:	/s/ Robert A. Robison
Name:	Robert A. Robison
Title:	Treasurer and Secretary

cc: Michael R. Littenberg, Schulte Roth & Zabel LLP

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